Exhibit 21.3

RYERSON CANADA, INC.

Annual Report as of and for the years ended December 31, 2011, 2010 and 2009

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of

Ryerson Canada, Inc.

We have audited the accompanying consolidated balance sheets of Ryerson Canada, Inc. and Subsidiary Companies (“the Company”) as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders’ equity and cash flows of the Company for each of the years in the three year period ended December 31, 2011. These financial statements are the responsibility of management of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2011, in conformity with generally accepted accounting principles in the United States.

/s/ Ernst & Young LLP
Toronto, Canada,	Chartered Accountants
March 9, 2012	Licensed Public Accountants

RYERSON CANADA, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, expressed in US Dollars)

	Year Ended December 31,
	2011	2010	2009
Net sales	$468.1	$384.8	$308.7
Cost of materials sold	389.3	321.6	260.0

Gross profit	78.8	63.2	48.7
Warehousing, delivery, selling, general and administrative	67.5	60.0	52.5
Restructuring charges	0.9	—	—
Other postretirement benefits curtailment gain	—	—	(2.0)

Operating profit (loss)	10.4	3.2	(1.8)
Other expense:
Other income and (expense), net	1.2	(3.5)	(11.6)
Interest and other expense on debt	(1.3)	(0.9)	(0.9)
Interest income on related party loans, net	2.8	1.0	1.7

Income (loss) before income taxes	13.1	(0.2)	(12.6)
Provision (benefit) for income taxes	3.9	0.1	(1.4)

Net income (loss)	$9.2	$(0.3)	$(11.2)

See Notes to Consolidated Financial Statements.

RYERSON CANADA, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions, expressed in US Dollars)

	Year Ended December 31,
	2011	2010	2009
Operating Activities:
Net income (loss)	$9.2	$(0.3)	$(11.2)

Adjustments to reconcile net income (loss) to net cash provided (used in) by operating activities:
Depreciation and amortization	2.3	2.1	1.1
Deferred income taxes	1.2	(0.2)	0.9
Provision for allowances, claims and doubtful accounts	0.1	0.1	0.2
Restructuring charges	0.9	—	—
Other postretirement benefits gain	—	—	(2.0)
Other items	—	(0.1)	—
Change in operating assets and liabilities, net of effects of acquisitions:
Receivables	(7.3)	(19.2)	24.8
Inventories	(2.7)	(1.8)	14.0
Related party receivable/payable	3.2	(1.1)	(2.3)
Other assets	0.3	1.6	(0.7)
Accounts payable	(5.0)	3.8	(4.4)
Accrued liabilities	3.3	1.3	(1.5)
Accrued taxes payable/receivable	1.6	5.1	(2.3)
Deferred employee benefit costs	(0.1)	0.3	(0.4)

Net adjustments	(2.2)	(8.1)	27.4

Net cash provided by (used in) operating activities	7.0	(8.4)	16.2

Investing Activities:
Capital expenditures	(1.6)	(4.0)	(1.9)
Proceeds from sales of property, plant and equipment	0.2	1.0	—
Loan to related parties	(27.5)	(35.0)	(240.0)
Loan repayment from related parties	25.0	—	240.0

Net cash provided by (used in) investing activities	(3.9)	(38.0)	(1.9)

Financing Activities:
Repayment of related party borrowings	—	(10.0)	—
Credit facility issuance costs	(1.6)	—	—

Net cash used in financing activities	(1.6)	(10.0)	—

Net increase (decrease) in cash and cash equivalents	1.5	(56.4)	14.3
Effect of exchange rate changes on cash and cash equivalents	(2.5)	4.3	9.4

Net change in cash and cash equivalents	(1.0)	(52.1)	23.7
Cash and cash equivalents—beginning of period	32.1	84.2	60.5

Cash and cash equivalents—end of period	$31.1	$32.1	$84.2

Supplemental Disclosures
Cash paid during the period for:
Interest paid to third parties	$0.7	$0.7	$0.6
Interest paid to (received from) related parties, net	(4.2)	0.3	(1.8)
Income taxes, net	1.0	(5.0)	(0.5)

See Notes to Consolidated Financial Statements.

RYERSON CANADA, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(In millions, except share data, expressed in US Dollars)

	At December 31,
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$31.1	$32.1
Receivables less provision for allowances, claims and doubtful accounts of $0.8 in 2011 and 2010	66.9	61.3
Related party receivable (Note 12)	—	0.8
Related party note receivable (Note 12)	37.5	35.0
Inventories (Note 2)	61.8	60.3
Prepaid expenses and other assets	3.3	3.1

Total current assets	200.6	192.6
Property, plant and equipment, net of accumulated depreciation (Note 3)	41.5	43.2
Intangible assets (Note 4)	0.9	1.1
Goodwill (Note 5)	6.9	7.1
Deferred income taxes (Note 15)	4.4	3.8
Other assets	1.7	0.8

Total assets	$256.0	$248.6

Liabilities
Current liabilities:
Accounts payable	$10.6	$16.5
Related party payable (Note 12)	2.3	—
Accrued liabilities:
Salaries, wages and commissions	1.6	1.0
Other accrued liabilities	9.0	4.2
Current portion of deferred employee benefits	1.1	1.2

Total current liabilities	24.6	22.9
Deferred employee benefits (Note 8)	30.4	24.2
Other non-current liabilities	0.5	0.2

Total liabilities	55.5	47.3
Commitments and Contingencies (Note 9)

Stockholders’ Equity
Common stock - unlimited shares authorized; 100 shares issued in 2011 and 2010 (Note 10)	—	—
Additional paid-in capital	204.6	204.6
Retained earnings	21.4	12.2
Accumulated other comprehensive loss	(25.5)	(15.5)

Total stockholders’ equity	200.5	201.3

Total liabilities and stockholders’ equity	$256.0	$248.6

See Notes to Consolidated Financial Statements.

RYERSON CANADA, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In millions, except share data, expressed in US Dollars)

					Accumulated Other Comprehensive Income (Loss)
	Common Stock		Additional Paid-In Capital	Retained Earnings	Foreign Currency Translation	Benefit Plan Liabilities	Total
	Shares	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars
Balance at January 1, 2009	100	$—	$204.6	$23.7	$(45.8)	$(3.2)	$179.3
Net loss	—	—	—	(11.2)	—	—	(11.2)
Foreign currency translation	—	—	—	—	28.4	—	28.4
Changes in unrecognized benefit costs (net of tax benefit of $1.8)	—	—	—	—	—	(4.3)	(4.3)

Balance at December 31, 2009	100	$—	$204.6	$12.5	$(17.4)	$(7.5)	$192.2
Net loss	—	—	—	(0.3)	—	—	(0.3)
Foreign currency translation	—	—	—	—	10.1	—	10.1
Changes in unrecognized benefit costs (net of tax benefit of $0.7)	—	—	—	—	—	(0.7)	(0.7)

Balance at December 31, 2010	100	$—	$204.6	$12.2	$(7.3)	$(8.2)	$201.3
Net income	—	—	—	9.2	—	—	9.2
Foreign currency translation	—	—	—	—	(4.9)	—	(4.9)
Changes in unrecognized benefit costs (net of tax benefit of $1.5)	—	—	—	—	—	(5.1)	(5.1)

Balance at December 31, 2011	100	$—	$204.6	$21.4	$(12.2)	$(13.3)	$200.5

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Statement of Accounting and Financial Policies

Business Description and Basis of Presentation. Ryerson Canada, Inc., a Canadian corporation (“Ryerson Canada”) conducts materials distribution operations in Canada. Unless the context indicates otherwise, Ryerson Canada, together with its subsidiaries, is collectively referred to herein as “we,” “us,” “our,” or the “Company.” Ryerson Canada is a wholly-owned indirect subsidiary of Ryerson Inc. (“Ryerson”), a U.S. Company. Ryerson, a Delaware corporation, is a wholly-owned subsidiary of Ryerson Holding Corporation (“Ryerson Holding”). Ryerson Holding is 99% owned by affiliates of Platinum Equity, LLC.

On October 19, 2007, the merger (the “Platinum Acquisition”) of Rhombus Merger Corporation (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Ryerson Holding, with and into Ryerson, was consummated in accordance with the Agreement and Plan of Merger, dated July 24, 2007, by and among Ryerson, Ryerson Holding and Merger Sub (the “Merger Agreement”). Upon the closing of the Platinum Acquisition, Ryerson, including Ryerson Canada, became wholly-owned direct and indirect subsidiaries of Ryerson Holding.

Principles of Consolidation. The Company consolidates entities in which it owns or controls more than 50% of the voting shares. All significant intercompany balances and transactions have been eliminated in consolidation. Additionally, variable interest entities that do not have sufficient equity investment to permit the entity to finance its activities without additional subordinated support from other parties or whose equity investors lack the characteristics of a controlling financial interest for which the Company is the primary beneficiary are included in the consolidated financial statements. There were no such variable entities that were required to be consolidated as of December 31, 2011 or 2010.

Use of Estimates. The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Revenue Recognition. Revenue is recognized in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, “Revenue Recognition.” Revenue is recognized upon delivery of product to customers. The timing of shipment is substantially the same as the timing of delivery to customers given the proximity of the Company’s distribution sites to its customers. Revenue is recorded net of returns, allowances, customer discounts and incentives. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis.

Provision for allowances, claims and doubtful accounts. The Company performs ongoing credit evaluations of customers and sets credit limits based upon review of the customers’ current credit information and payment history. The Company monitors customer payments and maintains a provision for estimated credit losses based on historical experience and specific customer collection issues that the Company has identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. The Company cannot guarantee that the rate of future credit losses will be similar to past experience. Provisions for allowances and claims are based upon historical rates, expected trends and estimates of potential returns, allowances, customer discounts and incentives. The Company considers all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts.

Shipping and Handling Fees and Costs. Shipping and handling fees billed to customers are classified in “Net Sales” in our Consolidated Statement of Operations. Shipping and handling costs, primarily distribution costs, are classified in “Warehousing, delivery, selling, general and administrative” expenses in our Consolidated Statement of Operations. These costs totaled $8.2 million, $7.2 million and $5.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Benefits for Retired Employees. The Company recognizes the funded status of its defined benefit pension and other postretirement plans in the Consolidated Balance Sheets, with changes in the funded status recognized through accumulated other comprehensive income (loss), net of tax, in the year in which the changes occur. The estimated cost of the Company’s defined benefit pension plan and its postretirement medical benefits are determined annually after considering information provided by consulting actuaries. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, rates of return on investments, future compensation costs, healthcare cost trends, benefit payment patterns and other factors. The cost of these benefits for retirees is accrued during their term of employment. Pensions are funded in accordance with the requirements of the Ontario Pension Benefits Act into a trust established for the Ryerson Canada Pension Plans. Costs for retired employee medical benefits are funded when claims are submitted. Certain employees are covered by a defined contribution plan, for which the cost is expensed in the period earned.

Cash equivalents. Cash equivalents reflected in the financial statements are highly liquid, short-term investments with original maturities of three months or less that are an integral part of the Company’s cash management portfolio.

Inventory Valuation. Inventories are stated at the lower of cost or market value. The Company uses the weighted-average cost method for valuing inventories.

Property, Plant and Equipment. Property, plant and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. The provision for depreciation in all periods presented is based on the following estimated useful lives of the assets:

Land improvements	20 years
Buildings	45 years
Machinery and equipment	15 years
Furniture and fixtures	10 years
Transportation equipment	6 years

Expenditures for normal repairs and maintenance are charged against income in the period incurred.

Goodwill. In accordance with FASB ASC 350, “Intangibles – Goodwill and Other” (“ASC 350”), goodwill is reviewed at least annually for impairment using a two-step approach. In the first step, the Company tests for impairment of goodwill by estimating the fair values of its reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to a market approach at the date of valuation. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair value of all other net tangible and intangible assets of the reporting unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its annual impairment testing during the fourth quarter and determined that there was no impairment in 2011.

Long-lived Assets and Other Intangible Assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized. Any related impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Separate intangible assets that have finite useful lives are amortized over their useful lives. An impaired intangible asset would be written down to fair value, using the discounted cash flow method.

Deferred financing costs associated with the issuance of debt are being amortized using the effective interest method over the life of the debt.

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company follows detailed guidelines in each tax jurisdiction when reviewing tax assets recorded on the balance sheet and provides for valuation allowances when it is more likely than not that the asset will not be realized.

Foreign Currency. The Company translates its assets and liabilities, for which the functional currency is the Canadian dollar, into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are translated at the average monthly exchange rates prevailing during the year.

For foreign currency transactions, the Company translates these amounts to the Company’s functional currency at the exchange rate effective on the invoice date. If the exchange rate changes between the time of purchase and the time actual payment is made, a foreign exchange transaction gain or loss results which is included in determining net income (loss) for the year. The Company recognized a $1.0 million exchange gain, $4.0 million exchange loss and $13.3 million exchange loss for the years ended December 31, 2011, 2010 and 2009, respectively. These amounts are primarily classified in “Other income and expense, net” in our Consolidated Statements of Operations.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-6, “Improving Disclosures About Fair Value Measurements” (“ASU 2010-6”), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. ASU 2010-6 is effective for interim and annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for interim and annual periods beginning after December 15, 2010. We adopted the requirements within ASU 2010-6 as of January 1, 2010, except for the Level 3 reconciliation disclosures which we adopted as of January 1, 2011. The adoption did not have a material impact on our financial statements.

In December 2010, the FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This ASU updates ASC Topic 350, “Intangibles—Goodwill and Other” to amend the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. We adopted this guidance prospectively on January 1, 2011. The Company does not have any reporting units with zero or negative carrying amounts as of December 31, 2011.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations” to specify that if a company presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current period, occurred at the beginning of the comparable prior annual reporting period only. This guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We adopted this guidance prospectively on January 1, 2011. The adoption did not have an impact on our financial statements.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 amends ASC 820, “Fair Value Measurements” (“ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. The revised guidance is effective for interim and annual periods beginning after December 15, 2011 and early application by public entities is prohibited. We do not expect this pronouncement to have a material effect on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). Under ASU 2011-05, entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate but consecutive statements. Under the single-statement approach, entities must include the components of net income, a total for net income, the components of other comprehensive income and a total for comprehensive income. Under the two-statement approach, entities must report an income statement and, immediately following, a statement of other comprehensive income. The amendments in ASU 2011-05 do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively. The provisions for this pronouncement are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We will adopt this pronouncement for our fiscal year beginning January 1, 2012. In December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-5”which deferred the requirement from the June 2011 guidance that related to the presentation of reclassification adjustments. The amendment will allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. The adoption of ASU 2011-05 is not expected to have a material effect on the Company’s consolidated financial statements, but requires a change in the presentation of the Company’s comprehensive income from the notes of the consolidated financial statements, where it is currently disclosed, to the face of the consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, “Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (“ASU 2011-08”). ASU 2011-08 allows an entity to make an initial qualitative evaluation, based on the entity’s events and circumstances, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The results of this qualitative assessment determine whether it is necessary to perform the currently required two-step impairment test. The new guidance also expands upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. We do not expect this pronouncement to have a material effect on our consolidated financial statements.

Note 2: Inventories

Inventories were classified at December 31, 2011 and 2010 as follows:

	At December 31,
	2011	2010
	(In millions)
In process and finished products	$61.8	$60.3

Substantially all of our inventories consist of finished products.

Note 3: Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31, 2011 and 2010:

	At December 31,
	2011	2010
	(In millions)
Land and land improvements	$10.1	$10.4
Buildings and leasehold improvements	14.0	14.2
Machinery, equipment and other	24.2	24.3
Construction in progress	0.7	—

Total	49.0	48.9
Less: Accumulated depreciation	(7.5)	(5.7)

Net property, plant and equipment	$41.5	$43.2

Note 4: Intangible Assets

The following summarizes the components of intangible assets at December 31, 2011 and 2010:

	At December 31, 2011			At December 31, 2010
Amortized intangible assets	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(In millions)
Customer relationships	$1.4	$(0.5)	$0.9	$1.4	$(0.3)	$1.1

Amortization expense related to intangible assets for the years ended December 31, 2011, 2010 and 2009 was $0.2 million, $0.1 million and $0.1 million, respectively.

Other intangible assets are amortized over a period of 13 years. Estimated amortization expense related to intangible assets at December 31, 2011, for each of the years in the five year period ending December 31, 2016 and thereafter is as follows:

Estimated Amortization Expense
(In millions)
For the year ended December 31, 2012	$0.1
For the year ended December 31, 2013	0.1
For the year ended December 31, 2014	0.1
For the year ended December 31, 2015	0.1
For the year ended December 31, 2016	0.1
For the years ended thereafter	0.4

Note 5: Goodwill

The following is a summary of changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010:

Carrying Amount
(In millions)
Balance at January 1, 2010	$6.6
Changes due to foreign currency translation	0.5

Balance at December 31, 2010	$7.1
Changes due to foreign currency translation	(0.2)

Balance at December 31, 2011	$6.9

The goodwill balance of $6.6 million at January 1, 2010 resulted entirely from the Platinum Acquisition.

Note 6: Restructuring Charges

The following summarizes restructuring accrual activity for the years ended December 31, 2011, 2010 and 2009. There were no restructuring activities for the year ended December 31, 2010.

Employee Related Costs
(In millions)
Balance at January 1, 2009	$0.4
Adjustment to exit plan liability	(0.1)
Cash payments	(0.3)

Balance at December 31, 2009	$—
Restructuring charges	—

Balance at December 31, 2010	$—
Restructuring charges	0.9
Cash payments	(0.2)

Balance at December 31, 2011	$0.7

2011

In October 2011, the Company implemented a reorganization plan that reduced headcount by approximately 22 employees resulting in a restructuring charge of $0.9 million recorded in the fourth quarter. The charge consists of employee-related costs, primarily severance. In the fourth quarter of 2011, the Company paid $0.2 million in employee costs related to this restructuring. The remaining $0.7 million balance is expected to be paid in 2012.

2009

During 2009, the Company paid $0.3 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The Company also recorded a $0.1 million reduction in the exit plan liability assumed in the acquisition due to lower employee severance costs than anticipated in the initial restructuring plan.

Note 7: Long-Term Debt

Long-term debt consisted of the following at December 31, 2011 and 2010:

	At December 31,
	2011	2010
	(In millions)
Ryerson Credit Facility	$—	$—

As of December 31, 2011, there are no principal payments required to be made on debt during the next five fiscal years or thereafter.

Ryerson Credit Facility

On March 14, 2011, Ryerson, together with certain affiliates including JT Ryerson, amended and restated its $1.35 billion revolving credit facility agreement (as amended, the “Ryerson Credit Facility”) which extends the maturity date to the earliest of (a) March 14, 2016, (b) the date that occurs 90 days prior to the scheduled maturity date of the Floating Rate Senior Secured Notes due November 1, 2014 (“2014 Notes”), if the 2014 Notes are then outstanding and (c) the date that occurs 90 days prior to the scheduled maturity date of the 12% Senior Secured Notes due November 1, 2015 (“2015 Notes”) (together, with the 2014 Notes, the “Ryerson Notes”), if the 2015 Notes are then outstanding. The total $1.35 billion revolving credit facility has an allocation of $1.215 billion to Ryerson’s affiliates in the United States and an allocation of $135 million to Ryerson Canada.

At December 31, 2011, the Company had no outstanding borrowings, no letters of credit issued and $91.2 million available under its $135 million allocated portion of the $1.35 billion Ryerson Credit Facility compared to no outstanding borrowings, no letters of credit issued and $81.9 million available at December 31, 2010. Total credit availability is limited by the amount of eligible accounts receivable and inventory pledged as collateral under the agreement insofar as the Company is subject to a borrowing base comprised of the aggregate of these two amounts, less applicable reserves. Eligible accounts receivable, at any date of determination, are comprised of the aggregate value of all accounts directly created by a borrower in the ordinary course of business arising out of the sale of goods or the rendition of services, each of which has been invoiced, with such receivables adjusted to exclude various ineligible accounts, including, among other things, those to which a borrower does not have sole and absolute title and accounts arising out of a sale to an employee, officer, director, or affiliate of the borrower.

Amounts outstanding under the Ryerson Credit Facility bear interest at a rate determined by reference to the base rate (Bank of America’s prime rate) or a LIBOR rate or, for the Company’s Canadian subsidiary which is a borrower, a rate determined by reference to the Canadian base rate (Bank of America-Canada Branch’s “Base Rate” for loans in U.S. Dollars in Canada) or the BA rate (average annual rate applicable to Canadian Dollar bankers’ acceptances) or a LIBOR rate and the Canadian prime rate (Bank of America-Canada Branch’s “Prime Rate.”). The spread over the base rate and Canadian prime rate is between 0.75% and 1.50% and the spread over the LIBOR and for the bankers’ acceptances is between 1.75% and 2.50%, depending on the amount available to be borrowed. Overdue amounts and all amounts owed during the existence of a default bear interest at 2% above the rate otherwise applicable thereto. The Company also pays commitment fees on amounts not borrowed at a rate between 0.375% and 0.50% depending on the average borrowings as a percentage of the total $1.35 billion agreement during a rolling three month period.

Borrowings under the Ryerson Credit Facility are secured by first-priority liens on all of the inventory, accounts receivable, lockbox accounts and related assets of Ryerson Canada.

The Ryerson Credit Facility contains covenants that, among other things, restrict Ryerson Canada with respect to the incurrence of debt, the creation of liens, transactions with affiliates, mergers and consolidations, sales of assets and acquisitions. The Ryerson Credit Facility also requires that, if availability under such facility declines to a certain level, Ryerson maintain a minimum fixed charge coverage ratio as of the end of each fiscal quarter.

The Ryerson Credit Facility contains events of default with respect to, among other things, default in the payment of principal when due or the payment of interest, fees and other amounts after a specified grace period, material misrepresentations, failure to perform certain specified covenants, certain bankruptcy events, the invalidity of certain security agreements or guarantees, material judgments and the occurrence of a change of control of Ryerson Holding. If such an event of default occurs, the lenders under the Ryerson Credit Facility will be entitled to various remedies, including acceleration of amounts outstanding under the Ryerson Credit Facility and all other actions permitted to be taken by secured creditors.

The lenders under the Ryerson Credit Facility have the ability to reject a borrowing request if any event, circumstance or development has occurred that has had or could reasonably be expected to have a material adverse effect on Ryerson. If Ryerson or any significant subsidiaries of the other borrowers becomes insolvent or commences bankruptcy proceedings, all amounts borrowed under the Ryerson Credit Facility will become immediately due and payable.

Note 8: Employee Benefits

The Company accounts for its pension and postretirement plans in accordance with FASB ASC 715, “Compensation – Retirement Benefits” (“ASC 715”). In addition to requirements for an employer to recognize in its consolidated balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status and to recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur, ASC 715 requires an employer to measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year.

For the years ended December 31, 2011, 2010 and 2009, expense recognized for the Company’s defined contribution plan was $1.2 million, $1.1 million and $1.0 million, respectively.

In February and December 2009, the Company amended the terms of two of our post-retirement medical and life insurance plans which effectively eliminated benefits to a group of employees unless these individuals agreed to retire by October 1, 2010. These actions met the definition of a curtailment under FASB ASC 715-30-15 and resulted in a curtailment gain of $2.0 million for the year ended December 31, 2009.

The Company has other deferred employee benefit plans, including supplemental pension plans, the liability for which totaled $3.8 million and $3.7 million at December 31, 2011 and 2010, respectively.

Summary of Assumptions and Activity

The tables included below provide reconciliations of benefit obligations and fair value of plan assets of the Company plans as well as the funded status and components of net periodic benefit costs for each period related to each plan. The Company uses a December 31 measurement date to determine the pension and other postretirement benefit information.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for Canadian plans were as follows:

	Year Ended December 31,
	2011	2010	2009
Discount rate for calculating obligations	4.75%	5.25%	5.75%
Discount rate for calculating net periodic benefit cost	5.25	5.75	7.50
Expected rate of return on plan assets	7.00	7.00	7.00
Rate of compensation increase	3.50	3.50	3.50

The expected rate of return on Canadian plan assets is 6.50% for 2012.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily healthcare, for Canadian plans were as follows:

	Year Ended December 31,
	2011	2010	2009
Discount rate for calculating obligations	4.80%	5.25%	5.75%
Discount rate for calculating net periodic benefit cost	5.25	5.75	7.50
Rate of compensation increase	3.50	3.50	3.50

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2011	2010	2011	2010
	(In millions)
Change in Benefit Obligation
Benefit obligation at beginning of year	$55	$49	$17	$15
Service cost	1	1	—	—
Interest cost	3	3	1	1
Actuarial loss	1	2	1	1
Effect of changes in exchange rates	(1)	3	—	1
Benefits paid (net of participant contributions)	(4)	(3)	(1)	(1)

Benefit obligation at end of year	$55	$55	$18	$17

Accumulated benefit obligation at end of year	$52	$50	N/A	N/A

Change in Plan Assets
Plan assets at fair value at beginning of year	$51	$46	$—	$—
Actual return (loss) on plan assets	(1)	5	—	—
Employer contributions	1	1	1	1
Effect of changes in exchange rates	(1)	2	—	—
Benefits paid (net of participant contributions)	(4)	(3)	(1)	(1)

Plan assets at fair value at end of year	$46	$51	$—	$—

Reconciliation of Amount Recognized
Funded status	$(9)	$(4)	$(18)	$(17)

Amounts recognized in balance sheet consist of:
Current liabilities	$—	$—	$(1)	$(1)
Non-current liabilities	(9)	(4)	(17)	(16)

Net benefit liability at the end of the year	$(9)	$(4)	$(18)	$(17)

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2011 and 2010 consist of the following:

	At December 31,
	Pension Benefits		Other Benefits
	2011	2010	2011	2010
	(In millions)
Amounts recognized in accumulated other comprehensive income (loss), pre–tax, consists of
Net actuarial loss (gain)	$18	$13	$—	$(1)

Net actuarial losses of $1.4 million for pension benefits are expected to be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year.

Amounts recognized in other comprehensive income (loss) for the years ended December 31, 2011 and 2010 consist of the following:

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2011	2010	2011	2010
	(In millions)
Amounts recognized in other comprehensive income (loss), pre–tax, consists of
Net actuarial loss	$7	$—	$1	$1
Amortization of net actuarial gain	(1)	—	—	—

Total recognized in other comprehensive income (loss)	$6	$—	$1	$1

For measurement purposes at December 31, 2011, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain. For measurement purposes at December 31, 2010, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain. For measurement purposes at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain.

The components of the Company’s net periodic benefit cost for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Year Ended December 31,
	Pension Benefits			Other Benefits
	2011	2010	2009	2011	2010	2009
	(In millions)
Components of net periodic benefit cost
Service cost	$1	$1	$1	$—	$—	$—
Interest cost	3	3	3	1	1	1
Expected return on assets	(3)	(3)	(3)	—	—	—
Curtailment gain	—	—	—	—	—	(2)

Net periodic benefit cost	$1	$1	$1	$1	$1	$(1)

The assumed health care cost trend rate has an effect on the amounts reported for the health care plans. For purposes of determining net periodic benefit cost, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent for the year ended December 31, 2011, grading down to 5 percent in 2023. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1% increase	1% decrease
	(In millions)
Effect on service cost plus interest cost	$—	$—
Effect on postretirement benefit obligation	3	(2)

Pension Trust Assets

The expected long-term rate of return on pension trust assets is 6.50% based on the historical investment returns of the trust, the forecasted returns of the asset classes and a survey of comparable pension plan sponsors.

The Company’s pension trust weighted-average asset allocations at December 31, 2011 and 2010, by asset category are as follows:

	Trust Assets at December 31,
	2011	2010
Equity securities	58%	61%
Debt securities	41	39
Other securities	1	—

Total	100%	100%

The Board of Directors of Ryerson has general supervisory authority over the Pension Trust Fund and approves the investment policies and plan asset target allocation. An internal Ryerson management committee provides on-going oversight of plan assets in accordance with the approved policies and asset allocation ranges and has the authority to appoint and dismiss investment managers. The investment policy objectives are to maximize long-term return from a diversified pool of assets while minimizing the risk of large losses, and to maintain adequate liquidity to permit timely payment of all benefits. The policies include diversification requirements and restrictions on concentration in any one single issuer or asset class. The currently approved asset investment classes are cash; fixed income; domestic equities; international equities; and real estate. Ryerson management allocates the plan assets among the approved investment classes and provides appropriate directions to the investment managers pursuant to such allocations.

The approved target allocations as of the December 31, 2011 and 2010 measurement dates were as follows:

	At December 31,
	2011	2010
Equity securities	60%	60%
Debt securities	30	40
Real estate	5	—
Other	5	—

Total	100%	100%

The fair value of Ryerson Canada’s pension plan assets at December 31, 2011 by asset category are as follows. See Note 14 for the definitions of Level 1, 2 and 3 fair value measurements.

	Fair Value Measurements at December 31, 2011
Asset Category	Total	Level 1	Level 2	Level 3
			(In millions)
Cash	$—	$—	$—	$—
Equity securities:
Canadian large cap	12	12	—	—
Canadian small cap	1	1	—	—
International large cap	6	6	—	—
International small/mid cap	1	1	—	—
Other International companies	7	7	—	—
Fixed income securities:
Investment grade debt	19	19	—	—

Total	$46	$46	$—	$—

The fair value of Ryerson Canada’s pension plan assets at December 31, 2010 by asset category are as follows:

	Fair Value Measurements at December 31, 2010
Asset Category	Total	Level 1	Level 2	Level 3
			(In millions)
Cash	$—	$—	$—	$—
Equity securities:
Canadian large cap	15	15	—	—
Canadian small cap	1	1	—	—
International large cap	7	7	—	—
International small/mid cap	1	1	—	—
Other International companies	7	7	—	—
Fixed income securities:
Investment grade debt	20	20	—	—

Total	$51	$51	$—	$—

Securities listed on one or more national securities exchanges are valued at their last reported sales price on the date of valuation. If no sale occurred on the valuation date, the security is valued at the mean of the last “bid” and “ask” prices on the valuation date.

Corporate and government bonds which are not listed or admitted to trading on any securities exchanges are valued at the average mean of the last bid and ask prices on the valuation date based on quotations supplied by recognized quotation services or by reputable broker dealers.

Contributions

The Company contributed $0.7 million, $0.8 million and $1.3 million for the years ended December 31, 2011, 2010 and 2009, respectively, to improve the funded status of the pension plans. At December 31, 2011, the Company anticipates that it will have a minimum required pension contribution funding of approximately $2.2 million in 2012.

Estimated Future Benefit Payments

	Pension Benefits	Other Benefits
	(In millions)
2012	$4	$1
2013	4	1
2014	4	1
2015	4	1
2016	4	1
2017-2021	18	6

Note 9: Commitments and Contingencies

Lease Obligations & Other

The Company leases buildings and equipment under noncancelable operating leases expiring in various years through 2025. Future minimum rental commitments for operating leases are estimated to total $47.8 million, including approximately $5.5 million in 2012, $4.8 million in 2013, $4.6 million in 2014, $4.7 million in 2015, $4.3 million in 2016 and $23.9 million thereafter.

Rental expense under operating leases totaled $7.0 million, $6.5 million and $5.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

To fulfill contractual requirements for certain customers in 2011, the Company has entered into certain fixed-price noncancellable contractual obligations. These purchase obligations which will all be paid in 2012 aggregated to $5.8 million at December 31, 2011.

The Company has pledged as collateral on a senior secured basis 65% of its capital stock or other equity interests in connection with Ryerson debt outstanding at December 31, 2011. The Company has pledged as collateral on a second-priority basis by a lien the assets that secure Ryerson obligations under the revolving Ryerson Credit Facility.

There are various claims and pending actions against the Company. The amount of liability, if any, for those claims and actions at December 31, 2011 is not determinable but, in the opinion of management, such liability, if any, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Concentrations of Various Risks

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, derivative instruments, notes receivable, and accounts payable. In the case of cash, accounts receivable, notes receivable and accounts payable, the carrying amount on the balance sheet approximates the fair values due to the short-term nature of these instruments. The derivative instruments are marked to market each period.

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash, derivative financial instruments, and trade accounts receivable. As of December 31, 2011, the Company has all of its outstanding cash with two major financial institutions. Our derivative financial instruments are contracts placed with major financial institutions. Credit is generally extended to customers based upon an evaluation of each customer’s financial condition, with terms consistent in the industry and no collateral required. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across geographic areas.

Approximately 22% of our total labor force is covered by collective bargaining agreements. There are collective bargaining agreements that will expire in fiscal 2012, which cover approximately 14% of our total labor force. We believe that our overall relationship with the Company employees is good.

Note 10: Stockholders’ Equity

Ryerson Canada is a wholly-owned indirect subsidiary of Ryerson Inc. As of December 31, 2011, the Company had 100 shares of common stock issued and outstanding with no par value. The common stock of the Company does not contain any conversion or unusual voting rights.

Note 11: Comprehensive Income

The following sets forth the components of comprehensive income:

	Year Ended December 31,
	2011	2010	2009
	(In millions)
Net income (loss)	$9.2	$(0.3)	$(11.2)
Other comprehensive income (loss):
Foreign currency translation adjustments	(4.9)	10.1	28.4
Changes in unrecognized benefit costs, net of tax benefit of $1.5 in 2011, tax benefit of $0.7 in 2010 and tax benefit of $1.8 in 2009	(5.1)	(0.7)	(4.3)

Comprehensive income (loss)	$(0.8)	$9.1	$12.9

Note 12: Related Parties

The Company loaned a subsidiary of Ryerson $70.0 million on March 30, 2009, $80.0 million on June 29, 2009 and $90.0 million on September 29, 2009, with terms of 46 days, 40 days and 38 days, respectively. All amounts were repaid on the maturity dates. Interest income accrued on a straight-line basis at a rate of 9.0% per annum for all 2009 loans. The Company loaned a subsidiary of Ryerson $35.0 million on July 8, 2010 with a repayment date of December 30, 2011. Interest income accrued on a straight-line basis at a rate of 8.0% per annum. The Company received $25 million as a repayment of the loan on December 30, 2011 and a new loan was made for $25 million with an interest rate of 2.53% per annum. The Company amended the remaining $10 million loan with an interest rate of 2.53% per annum. Both loans are payable on demand. The related party note receivable balance also includes $2.5 million of Canadian withholding taxes that were paid by the Company, but are reimbursable from the subsidiary that holds the loan. A subsidiary of Ryerson paid $4.2 million of interest on the loan to the Company in 2011. Ryerson Holding has guaranteed the $25 million and $10 million loans.

At December 31, 2011 and 2010, the Company had a $2.3 million related party payable and a $0.8 million related party receivable, respectively, primarily for general services. The Company pays Ryerson an annual management fee. The management fee was $7.0 million in 2011, $2.9 million in 2010 and $3.7 million in 2009. The Company also purchases some inventory from Ryerson. Purchases were $6.3 million in 2011, $6.5 million in 2010 and $4.1 million in 2009.

Note 13: Sales by Product

The Company derives substantially all of its sales from the distribution of metals. The following table shows the Company’s percentage of sales by major product line:

	Year Ended December 31,
Product Line	2011	2010	2009
	(Percentage of Sales)
Carbon Steel Flat	14%	13%	13%
Carbon Steel Plate	7	3	1
Carbon Steel Long	9	6	4
Stainless Steel Flat	24	27	23
Stainless Steel Plate	8	9	8
Stainless Steel Long	6	8	9
Aluminum Flat	15	16	17
Aluminum Plate	5	5	8
Aluminum Long	6	7	7
Other	6	6	10

Total	100%	100%	100%

No customer accounted for more than 5 percent of Company sales for the years ended December 31, 2011, 2010 and 2009. Substantially all of the Company’s sales are made to Canadian customers.

Note 14: Derivatives and Fair Value Measurements

Derivatives

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency risk and commodity price risk. We use foreign currency exchange contracts to hedge our variability in cash flows from the forecasted payment of currencies other than the functional currency. From time to time, we may enter into fixed price sales contracts with our customers for certain of our inventory components. We may enter into metal commodity futures and options contracts periodically to reduce volatility in the price of these metals. The Company currently does not account for its derivative contracts as hedges but rather marks them to market with a corresponding offset to current earnings. The Company regularly reviews the creditworthiness of its derivative counterparties and does not expect to incur a significant loss from the failure of any counterparties to perform under any agreements.

The following table summarizes the location and fair value amount of our derivative instruments reported in our consolidated balance sheet as of December 31, 2011 and 2010:

	Asset Derivatives				Liability Derivatives
	December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In millions)
Derivatives not designated as hedging instruments under ASC 815
Foreign exchange contracts	N/A	$—	N/A	$—	Other accrued liabilities	$0.1	Other accrued liabilities	$0.3
Commodity contracts	Related party payable	0.1	Related party receivable	0.2	Other accrued liabilities	0.2	N/A	—

Total derivatives		$0.1		$0.2		$0.3		$0.3

As of December 31, 2011 and 2010, the Company’s foreign currency exchange contracts had a U.S. dollar notional amount of $4.9 million and $7.1 million, respectively. As of December 31, 2011 and 2010, the Company had 66 tons and 14 tons, respectively, of nickel futures or option contracts related to forecasted purchases. As of December 31, 2011 and 2010, the Company had 4,580 tons and 2,325 tons, respectively, of hot roll steel coil option contracts related to forecasted purchases. The company has aluminum price swaps related to forecasted purchases, which had a notional amount of 1,210 tons and 64 tons as of December 31, 2011 and 2010, respectively.

The following table summarizes the location and amount of gains and losses reported in our consolidated statement of operations for the years ended December 31, 2011, 2010 and 2009:

		Amount of Gain/(Loss) Recognized in Income on Derivatives
		Year Ended December 31,
Derivatives not designated as hedging instruments under ASC 815	Location of Gain/(Loss) Recognized in Income on Derivative	2011	2010	2009
		(In millions)
Foreign exchange contracts	Other income and (expense), net	$0.2	$(0.3)	$(0.3)
Commodity contracts	Cost of materials sold	(0.2)	(0.5)	2.9

Total		$—	$(0.8)	$2.6

Fair Value Measurements

As permitted by ASC 820-10-65-1, the Company adopted the nonrecurring fair value measurement disclosures for nonfinancial assets and liabilities. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

1.	Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date.

2.	Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

3.	Level 3—unobservable inputs, such as internally-developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2011:

	At December 31, 2011
	Level 1	Level 2	Level 3
	(In millions)
Assets
Cash equivalents:
Commercial paper	$13.1	$—	$—

Mark-to-market derivatives:
Commodity contracts	$—	$0.1	$—

Liabilities
Mark-to-market derivatives:
Foreign exchange contracts	—	0.1	—
Commodity contracts	—	0.2	—

Total liability derivatives	$—	$0.3	$—

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2010:

	At December 31, 2010
	Level 1	Level 2	Level 3
	(In millions)
Assets
Cash equivalents:
Commercial paper	$18.1	$—	$—

Mark-to-market derivatives:
Commodity contracts	$—	$0.2	$—

Liabilities
Mark-to-market derivatives:
Foreign exchange contracts	$—	$0.3	$—

The fair value of each derivative contract is determined using Level 2 inputs and the market approach valuation technique, as described in ASC 820. The Company has various commodity derivatives to lock in nickel prices for varying time periods. The fair value of these derivatives is determined based on the spot price each individual contract was purchased at and compared with the one-month daily average actual spot price on the London Metals Exchange for nickel on the valuation date. The Company also has commodity derivatives to lock in hot roll coil and aluminum prices for varying time periods. The fair value of these derivatives is determined based on the spot price each individual contract was purchased at and compared with the one-month daily average actual spot price on the New York Mercantile Exchange for the commodity on the valuation date. In addition, the Company has numerous foreign exchange contracts to hedge our variability in cash flows from the forecasted payment of currencies other than the functional currency, the Canadian dollar. The Company defines the fair value of foreign exchange contracts as the amount of the difference between the contracted and current market value at the end of the period. The Company estimates the current market value of foreign exchange contracts by obtaining month-end market quotes of foreign exchange rates and forward rates for contracts with similar terms. The Company uses the exchange rates provided by Reuters. Each contract term varies in the number of months, but on average is between 3 to 12 months in length.

The carrying and estimated fair values of the Company’s financial instruments at December 31, 2011 and 2010 were as follows:

	At December 31, 2011		At December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Cash and cash equivalents	$31.1	$31.1	$32.1	$32.1
Receivables less provision for allowances, claims and doubtful accounts	66.9	66.9	61.3	61.3
Related party note receivable	37.5	37.5	35.0	35.0
Accounts payable	10.6	10.6	16.5	16.5

The estimated fair value of the Company’s cash and cash equivalents, receivables less provision for allowances, claims and doubtful accounts, related party note receivable, accounts payable, and related party debt approximate their carrying amounts due to the short-term nature of these financial instruments.

Note 15: Income Taxes

The elements of the provision for income taxes were as follows:

	Year Ended December 31,
	2011	2010	2009
	(In millions)
Income (loss) before income tax	$13.1	$(0.2)	$(12.6)

Current income taxes (benefit):
Canadian	$2.8	$0.3	$(2.3)
Deferred income taxes
Canadian	1.1	(0.2)	0.9

Total income tax provision (benefit)	$3.9	$0.1	$(1.4)

Income taxes differ from the amounts computed by applying the federal tax rate as follows:

	Year Ended December 31,
	2011	2010	2009
	(In millions)
Statutory Canadian federal and provincial income taxes	$3.7	$(0.1)	$(4.0)
Non-deductible expenses	0.6	0.2	1.9
All other, net	(0.4)	—	0.7

Total income tax provision (benefit)	$3.9	$0.1	$(1.4)

As of December 31, 2011 and 2010, the Company has recorded a $2.0 million income tax payable and $0.7 million income tax payable, respectively.

The components of the deferred income tax assets and liabilities arising under FASB ASC 740, “Income Taxes” (“ASC 740”) were as follows:

	At December 31,
	2011	2010
	(In millions)
Deferred tax assets:
Post-retirement benefits other than pensions	$4.6	$4.5
Pension benefits	3.4	2.0
Bad debt allowances	0.2	0.2
Inventory basis differences	0.1	0.3
Capital loss carryforward	1.6	0.8
Other deductible temporary differences	0.8	1.2

	$10.7	$9.0

Deferred tax liabilities:
Fixed asset basis difference	$6.3	$5.2

	6.3	5.2

Net deferred tax asset	$4.4	$3.8

The Company has concluded that there are no significant uncertain tax positions requiring recognition in our financial statements.

The Company’s tax years ended December 31, 2007 through December 31, 2011 remain subject to examination by Canadian federal and provincial tax jurisdictions as of December 31, 2011.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to our financial results. In the event we have received an assessment for interest and/or penalties, it has been classified in the financial statements as an interest expense.